EXHIBIT 10.1

EXECUTION VERSION

AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (“Agreement”) is entered into as of December 14, 2016 (the “Effective Date”) by and among TANGER PROPERTIES LIMITED PARTNERSHIP (the “Partnership”), a North Carolina limited partnership, TANGER FACTORY OUTLET CENTERS, INC. (the “Company”), a North Carolina corporation and STEVEN B. TANGER (the “Executive”).

RECITALS:

A.     The Executive is the President and Chief Executive Officer of the Company and an executive employee of the Partnership under the terms of an Amended and Restated Employment Agreement dated as of February 28, 2012, between the Executive, the Partnership and the Company, as amended on October 28, 2013 (the “Existing Employment Contract”).

B.     The Company, the Partnership and the Executive intend to amend and restate the Existing Employment Contract in its entirety, as provided herein and effective as of the Effective Date.

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements set forth below the parties hereto agree as follows:

1.     Certain Definitions.

(a)     “Annual Base Salary” is defined in Section 6(a).

(b)     “Annual Bonus” is defined in Section 6(d).

(c)     “Benefits” is defined in Section 6(b)(3).

(d)     “Cause”: For purposes of this Agreement, the Board of Directors of the Company, subject to Section 7(c) below, shall have “Cause” to terminate the Executive’s employment hereunder upon (i) the Executive causing material harm to the Company or the Partnership through a material act of dishonesty in the performance of his duties hereunder, (ii) his conviction of a felony involving moral turpitude, fraud or embezzlement, or (iii) his willful failure to perform his material duties under this Agreement (other than a failure due to disability) after written notice specifying the failure and a reasonable opportunity to cure (it being understood that if his failure to perform is not of a type requiring a single action to cure fully, that he may commence the cure promptly after such written notice and thereafter diligently prosecute such cure to completion).

(e)     “Change of Control” shall mean (A) the sale, lease, exchange or other transfer (other than pursuant to internal reorganization) by the Company or the Partnership of more than 50% of its assets to a single purchaser or to a group of associated purchasers; (B) a merger, consolidation or similar transaction in which the Company or the Partnership does not survive as an independent, publicly owned corporation or Tanger GP Trust (“General Partner”) ceases to be the sole general partner of the Partnership; (C) the acquisition of securities of the Company or the Partnership in one or a related series of transactions (other than pursuant to an internal reorganization) by a single purchaser or a group of associated purchasers (other than the Executive or any of his lineal descendants, lineal ancestors or siblings) which results in their ownership of twenty-five (25%) percent or more of the number of Common Shares of the Company (treating any Partnership Units or Preferred Shares acquired by such purchaser or purchasers as if they had been converted to Common Shares) that would be outstanding if all of the Partnership Units and Preferred Shares were converted into Common Shares; (D) a merger involving the Company if, immediately following the merger, the holders of the Company’s shares immediately prior to the merger own less than fifty (50%) of the surviving company’s outstanding shares having unlimited voting rights or less than fifty percent (50%) of the value of all of the surviving company’s outstanding shares; or (E) a majority of the members of the Company’s Board of Directors are replaced during any twelve month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election.

(f)     “Disability” shall mean the absence of the Executive from the Executive’s duties to the Partnership and/or the Company on a full-time basis for a total of 16 consecutive weeks during any 12 month period as a result of incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected by the Partnership or the Company and acceptable to the Executive or the Executive’s legal representative (such agreement as to acceptability not to be withheld unreasonably).

(g)     “Contract Year” shall be a calendar year.

(h)     “Good Reason”:  The Executive shall have Good Reason to resign from employment upon the occurrence of any of the following events:

(1)     any material adverse change in the Executive’s job titles, duties, responsibilities, perquisites granted hereunder, or authority without his consent, including, without limitation, (x) no longer solely reporting directly to the Board of Directors of the Company, or (y) on or following a Change of Control, the failure of the Executive to be the President and Chief Executive Officer of the successor entity (including its ultimate parent);

(2)     if the principal duties of the Executive are required to be performed at a location other than the locations described in Section 5 without his consent;

(3)     a material breach of this Agreement by the Partnership or the Company, including without limitation, the failure to pay compensation or benefits when due hereunder or a material breach by the Company or the Partnership of any of its obligations under Section 12 below; or

(4)     if the Executive is removed, or is not re-elected, as a member of the Board of Directors of the Company or as a trustee of the General Partner of the Partnership, or, on or following a Change of Control, the failure of the Executive to be a member of the board of directors (or other similar governing body) of the successor entity (including its ultimate parent).

The Executive must provide to the Company written notice of his resignation (in accordance with clauses (i) and (ii) of Section 7(g)) on or within fifteen (15) days following the occurrence of the event or events constituting Good Reason and the Company shall have a period of thirty (30) days following its receipt of such notice (the “Cure Period”) in which to cure such event or events. If the Company does not cure the event or events constituting the basis for Good Reason by the end of the Cure Period, the Executive may resign from employment within fifteen (15) days immediately following the last day of the Cure Period. A resignation or other voluntary termination of employment by the Executive that does not comply with the requirements of this Section 1(h) shall not constitute termination for Good Reason.

(i)     “Contract Term” is defined in Section 2(b).

(j)     “Incentive Award Plan” shall mean the Company’s and the Partnership’s Incentive Award Plan as in effect on the Effective Date (as amended from time to time in accordance therewith), any successor plan thereto and any other applicable equity and/or long-term incentive plan.

(k)    “Related Entities” is defined in Section 4(a).

(l)     “Restricted Period” is defined in Section 4(a).

(m)     “Retirement” shall mean a resignation by the Executive of his employment (other than for Good Reason) which occurs on or after the date the Executive reaches age 72 provided he has had at least twenty (20) years of service to the Company and/or the Partnership (including any predecessor entities).

(n)    “Section 409A” shall mean, collectively, Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the Department of Treasury Regulations and other interpretive guidance promulgated thereunder, including without limitation any such regulations or other guidance that may be issued after the date of this amendment and restatement.

2.     Employment.

(a)     The Partnership and the Company shall continue to employ the Executive under this Agreement and the Executive shall remain in the employ of the Partnership and the Company during the Contract Term (as defined in subsection (b) below) in the positions set forth in Section 3 and upon the other terms and conditions herein provided, unless the Executive’s employment is terminated earlier as provided in Section 7 hereof.

(b)     The Contract Term shall begin on the Effective Date and shall end on January 1, 2021. Notwithstanding the forgoing, upon the date a definitive agreement is executed which could result in a Change of Control the Contract Term shall automatically be extended to end on the later of (x) January 1, 2021 or (y) the earlier of January 1st of the second year following (I) the date of the Change of Control or (II) the date the Change in Control transaction is terminated.

3.     Position and Duties.

(a)     During the Executive’s employment hereunder, he shall serve as:

(1)     the President and Chief Executive Officer of both the Company and the General Partner of the Partnership and shall have such duties, functions, responsibilities and authority as are consistent with the Executive’s position as the senior executive officer in charge of the general management, business and affairs of the Company, the Partnership and their properties, and

(2)     if elected or appointed thereto, as a Director of the Company and as a trustee of the General Partner of the Partnership.

(b)     Upon obtaining the prior approval of the Board of Directors of the Company, the Executive may serve on corporate, civic or charitable boards, provided that such activities do not individually or in the aggregate interfere with the performance of his duties under this Agreement.

4.     Non-Competition; Confidential Information; Non-Solicitation and Return of Company Property.

(a)     Non-Competition. While the Executive is employed and for a period of 24 months following the date of termination of his employment for any reason including pursuant to Section 24 below (the “Restricted Period”), the Executive shall be prohibited from engaging in Competition with the Company, the Partnership, their subsidiaries and other entities under common control with the Company and the Partnership (individually, a “Related Entity,” and collectively, the “Related Entities”). The term “Competition” for purposes of this Agreement shall mean the Executive’s management, development or construction of any factory outlet centers or competing retail commercial property outside the Company and the Related Entities or any other active or passive investment in property connected with a factory outlet center or a competing retail commercial property outside the Company and the Related Entities, with the exception of ownership of up to 1% of any class of securities of any publicly traded company.

Provided however, for any period following the termination of the Executive’s employment, the Executive shall be considered as engaging in “Competition” prohibited by this subsection (a) only if the Executive engages in the prohibited activities with respect to a property that is within a fifty (50) mile radius of the site of any commercial property owned, leased or operated by the Company and/or the Related Entities on the date the Executive’s employment terminated or with respect to a property that is within a fifty (50) mile radius of any commercial property which the Company and/or the Related Entities actively negotiated to acquire, lease or operate within the six (6) month period ending on the date of the termination of the Executive’s employment. For the avoidance of doubt, following termination of the Executive’s employment for any reason, the Executive shall not be deemed to be engaged in Competition if he has an equity interest in, or provides services to, (x) a private equity or venture capital firm or hedge fund which has investments in an entity that is engaged in Competition in a manner prohibited by the Executive hereunder or (y) a subsidiary, division or affiliate of an entity engaged in Competition in a manner prohibited by the Executive hereunder as long as such subsidiary, division, or affiliate does not engage in Competition with any Related Entity in a manner prohibited by the Executive hereunder; provided that in the case of clauses (x) and (y), the Executive does not provide services, directly or indirectly, to the entity engaged in Competition in a manner prohibited by the Executive hereunder.

(b)     Confidential Information. The Executive acknowledges that he has had and will have access to confidential information (including, but not limited to, current and prospective confidential know-how, specialized training, customer lists, marketing plans, business plans, financial and pricing information, and information regarding acquisitions, mergers and/or joint ventures) concerning the business, customers, clients, contacts, prospects, and assets of the Company and the Related Entities that is unique, valuable and not generally known outside the Company and/or the Related Entities, and which was obtained from the Company or which was learned as a result of the performance of services by the Executive on behalf of the Company and/or the Related Entities (“Confidential Information”). The Executive will not, at any time, other than in the ordinary course of performing his duties for the Company, the Partnership and/or any Related Entity and consistent with all applicable written policies of such entities and the Executive’s fiduciary duties as an officer of such entities, directly or indirectly use, divulge, furnish or make accessible to any person any Confidential Information, but instead will keep all Confidential Information strictly and absolutely confidential; provided, however, that this provision shall not prevent the Executive from using his general business skill and knowledge in his future employment to the extent such skill and knowledge is not specifically related to the business of Company and its affiliates and is not used in Competition (as defined above), or otherwise prohibited under this Section 4. The Executive shall not be prohibited, however, from disclosing Confidential Information to the extent required by applicable law or any court, governmental, regulatory or self-regulatory body (provided that in such case, the Executive shall (i) provide the Board of the Directors of the Company with the earliest notice possible that such disclosure is or may be required, (ii) reasonably cooperate with the Company, at the Company’s expense, in protecting, to the maximum extent legally permitted, the confidential or proprietary nature of such Confidential Information and (iii) disclose only that Confidential Information which he is legally required to disclose) or in connection with any claim or litigation involving this Agreement, or any other agreement between the Executive and the Company, the Partnership or any Related Entity. The Executive will deliver promptly to the Company, at the termination of his employment or at any other time at the Company’s request, without retaining any copies (other than Executive Records, as defined below), all documents and other materials in his possession relating, directly or indirectly, to any Confidential Information. For purposes of this Agreement, “Executive Records” shall mean any written or electronic records of the Executive’s business and personal contacts, any information or documents relating to the Executive’s (or his affiliated entities’ or family’s) ownership of equity or partnership units in the Company, the Partnership or any Related Entity, and any information he reasonably believes is necessary for his personal (or family’s) tax reporting purposes.

(c)     Non-Solicitation of Employees. During the Restricted Period, the Executive shall not, without the prior written consent of the Company, directly or indirectly, hire or recruit or solicit the employment or services of (whether as an employee, officer, director, agent, consultant or independent contractor), any employee, officer, director, or full-time consultant or independent contractor of the Company or the Related Entities (except in the course of his duties under this Agreement); provided that the foregoing shall not prohibit the Executive or any entity from whom he is providing services from placing any general advertisements for employees, consultants or independent contractors so long as such general advertisements are not directed to any employees or full-time consultants or independent contractors of the Company or any Related Entity (provided that the Executive himself may not, during the Restricted Period, hire or engage any current employee or full-time consultant or independent contractor of the Company or the Related Entities who responds to such general advertisement).

(d)     Non-Solicitation of Business Partners. During the Restricted Period, the Executive shall not, without the prior written consent of the Company, directly or indirectly, solicit or encourage, or attempt to solicit or encourage, any customers, suppliers, licensees, agents, consultants or independent contractors or other business partners or business affiliates of the Company or the Related Entities (collectively, “Business Partners”), to cease doing business with or modify their business relationship with the Company or the Related Entities, or in any way intentionally interfere with the relationship between any such Business Partner and the Company or the Related Entities (regardless of who initiates the contact).

(e)     Return of Company/Executive Property/Passwords. The Executive hereby expressly covenants and agrees that following termination of the Executive’s employment with the Company for any reason or at any time upon the Company’s request, the Executive will promptly return to the Company all property of the Company in his possession or control (whether maintained at his office, home or elsewhere), including, without limitation, all Company passwords, credit cards, keys, beepers, laptop computers, cell phones and all copies of all management studies, business or strategic plans, budgets, notebooks and other printed, typed or written materials, documents, diaries, calendars and data of or relating to the Company or its personnel or affairs, in whatever media maintained; provided, that, the Executive shall be permitted to retain Executive Records. The Company and the Partnership also agree to promptly return to the Executive his property (including any personal files on his work computer) within 15 days following his termination date.

(f)     Remedies for Breach. The Executive covenants that a breach of this Section 4 would immediately and irreparably harm the Company and the Related Entities and that a remedy at law would be inadequate to compensate the Company and the Related Entities for their losses by reason of such breach and therefore that the Company and/or the Related Entities shall, in addition to any other rights and remedies available under this Agreement, at law or otherwise, be entitled to an injunction to be issued by any court of competent jurisdiction enjoining and restraining the Executive from committing any violation of this Section 4, and the Executive hereby consents to the issuance of such injunction. Except as the Executive otherwise expressly consents after the Effective Date, there are no other non-competes or prohibitions on solicitation following termination of his employment, other than as expressly set forth in this Section 4.

5.     Place of Employment.

During his employment hereunder, the Executive shall be based at the Partnership’s and the Company’s offices located in the Greensboro, North Carolina and Miami, Florida metropolitan areas.

6.     Compensation and Related Matters.

During the Executive’s employment hereunder, the Executive shall be paid the compensation and shall be provided with the benefits described below:

(a)     Annual Base Salary.  During the Contract Term, the Executive’s annual base salary (“Annual Base Salary”) shall be $824,000 for Contract Year 2016 and $850,000 for Contract Year 2017 and thereafter, which Annual Base Salary shall be payable by the Company in regular installments in accordance with the Company’s general payroll practices in effect from time to time, but in no event less frequently than monthly. The amount of Annual Base Salary payable to the Executive for each Contract Year after 2017 shall be reviewed annually by the Board of Directors of the Company for increase (but not decrease) and after any increase, “Annual Base Salary” for purposes of this Agreement shall mean such increased amount.

(b)     Benefits.  For each year during the Contract Term, the Executive shall be entitled to the following:

(1)     subject to Section 6(e), equity and/or long-term incentive awards under Incentive Award Plan,

(2)     participate in the Partnership’s 401(k) Savings Plan, and

(3)     participate in or receive benefits under any employee benefit plan or other arrangement made available by the Partnership or the Company to any of its employees (collectively “Benefits”), on terms at least as favorable as those on which any other employee of the Partnership or the Company shall participate; provided, however, that the Executive shall be entitled to four weeks of paid vacation during each Contract Year, exclusive of Company and/or Partnership holidays.

(c)     Automobile.  In addition to the other compensation and benefits described in this Section 6, the Executive shall be entitled to receive a fixed monthly automobile allowance of $800, payable at the same times that Base Salary is payable hereunder.  The allowance shall be in lieu of reimbursement by the Company of any expense incurred by Executive to purchase or lease a vehicle that will be available for use by the Executive on Company business.  The Executive shall not be required to provide the Company with supporting documentation to substantiate any such expenses and the allowance shall be payable whether or not the Executive actually incurs such automobile expenses in the amount of the allowance.  The Executive shall be responsible for the expenses of leasing or purchasing an automobile which are in excess of the allowance provided hereunder.

(d)     Annual Bonus.  As additional compensation for services rendered, for each Contract Year in the Contract Term starting with 2017, the Executive shall be entitled to participate in the Company’s and/or the Partnership’s annual cash bonus plan or program for senior executives (“Annual Bonus Plan”), which, with respect to each Contract Year will provide for a “target” annual cash bonus amount equal to no less than 100% of Annual Base Salary to be payable if the applicable performance goals are achieved at target level for the applicable Contract Year (with the annual cash bonus earned for a Contract Year, the “Annual Bonus”). The Annual Bonus for any Contract Year shall be payable to the Executive in cash in the Contact Year following the Contract Year in respect of which such Annual Bonus relates, at the same time in such following year as any annual bonus for the preceding Contract Year is paid to any other Company and/or Partnership executive but in all events no later than the fifteenth (15th) day of the third (3rd) calendar month following the end of the calendar year with respect to which such Annual Bonus relates. The Executive shall be entitled to payment under an applicable Annual Bonus Plan if he is employed on the last day of a calendar year in the Contract Term.

(e)     Annual Equity and/or Long-Term Incentive Awards. As additional compensation for services rendered, for each Contract Year during the Contract Term starting with 2017, the Executive shall be entitled to receive annual awards under the Incentive Award Plan on a basis no less favorable to the Executive than the basis on which any other senior officer of the Company and/or the Partnership receives annual awards under such plans, including the date of grant and the form of the awards, provided that, for the avoidance of doubt, for purposes of the foregoing, sign-on, retention or other equity award made to any other senior officer of the Company and/or the Partnership other than ordinary course annual equity awards shall not be taken into account. Notwithstanding the foregoing, with respect to 2017, the annual grant shall be made in February and no less than 40% of the value of the Executive’s 2017 annual grant (determined based on how the Company normally values such awards) shall be awarded in the form of restricted shares, with dividends payable thereon for both vested and unvested shares from the date of grant, vesting one-third on each of first, second and third anniversaries of the grant date, subject to earlier vesting upon a termination without Cause, a resignation for Good Reason, or death or Disability. In addition, the Company and the Partnership agree that the portion of the time-vested long-term incentive and/or equity awards which will vest on or after the date the Executive is Retirement eligible shall be awarded in the form of restricted stock units or a similar form of tax-efficient equity, with dividend equivalents paid on such units for both vested and unvested units from the date of grant. Executive’s 2017 annual restricted stock award shall also provide for a mandatory three year holding period following each vesting date, except as otherwise set forth in Section 8(a) or 8(b). The Executive shall also be entitled to sell shares to pay any applicable taxes due on the vesting and/or payment of any equity and/or long-term incentive awards granted in 2017.

(f)    Expenses.  Subject to Section 22(d), the Partnership and the Company shall promptly reimburse the Executive for all reasonable travel and other business expenses incurred by the Executive in the performance of his duties to the Partnership and the Company, respectively hereunder.

(g)    Payment of Compensation.  For each Contract Year or portion thereof covered by this Agreement, the Company shall be liable for the percentage described below (the “Company Percentage”) of the cost of the Executive’s total compensation, and for any awards granted by the Company to the Executive pursuant to the Incentive Award Plan, and the Partnership shall be liable for the remainder of the cost of the Executive’s total compensation (including any awards granted by the Partnership pursuant to the Incentive Award Plan). The Company Percentage for each Contract Year shall be determined by the Board of Directors of the Company (in its capacity as sole owner of the General Partner and in its own behalf), excluding the Executive, as the reasonable allocation of the benefits for the Executive’s services.

7.     Termination.

The Executive’s employment hereunder may be terminated on or prior to the end of the Contract Term by the Partnership, the Company or the Executive, as applicable, without any breach of this Agreement only under the following circumstances:

(a)     Death.  The Executive’s employment hereunder shall automatically terminate upon his death.

(b)     Disability.  If the Disability of the Executive has occurred during the Contract Term, the Partnership or the Company, respectively, may give the Executive written notice in accordance with Section 7(g) of its intention to terminate the Executive’s employment.  In such event, the Executive’s employment with the Partnership and the Company shall terminate effective on the 30th day after receipt of such notice by the Executive, provided that within the 30 days after such receipt, the Executive shall not have returned to full-time performance of his duties.

(c)     Cause.  The Board of Directors of the Company may terminate the Executive’s employment hereunder for Cause pursuant to a vote of not less than 75% of the non-employee directors of such board.

(d)     Good Reason.  The Executive may resign from his employment for Good Reason.

(e)     Without Cause.  The Partnership or the Company may terminate the Executive’s employment hereunder without Cause upon 30 days written notice.

(f)     Resignation without Good Reason or Retirement.  The Executive may resign his employment without Good Reason upon 30 days written notice to the Partnership and the Company or upon Retirement upon 180 days written notice to the Partnership and the Company. The Company confirms that the Executive has satisfied as of the Effective Date the service requirements for Retirement. Upon Retirement, the Executive agrees to make himself reasonably available during the 12-month period following his Retirement upon the Company’s reasonable request to provide consulting services to the Company provided (i) he shall not be required to provide services in excess of what would result in him being deemed not to have incurred on his Retirement date a “separation from service” within the meaning of Section 1.409A-1(h) (and as determined applying the default presumptions in Treas. Reg. §1.409A-1(h)(1)(ii)) of the Department of Treasury Regulations with respect to both the Company and the Partnership), (ii) the Company and the Executive have mutually agreed on the rate of compensation for such consulting prior to his providing such services (with such amount payable to the Executive in cash in the month after the month he performs such services), and (iii) the Executive shall not be required to travel in connection with such consulting services unless he and the Company have mutually agreed upon the expenses he will be reimbursed for such travel.

(g)     Notice of Termination.  Any termination of the Executive’s employment hereunder by the Partnership, the Company or the Executive (other than by reason of the Executive’s death) shall be communicated by a notice of termination to the other parties hereto.  For purposes of this Agreement, a “notice of termination” shall mean a written notice which (i) indicates the specific termination provision in the Agreement relied upon, (ii) sets forth in reasonable detail any facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision indicated and (iii) specifies the effective date of the termination consistent with this Agreement.

8.     Severance Benefits.

(a)     Termination without Cause or for Good Reason:  Subject to Section 22, if on or prior to the expiration of the Contract Term the Executive’s employment is terminated (i) by the Company or the Partnership other than for Cause (as defined above) or (ii) by the Executive’s resignation for Good Reason (as defined above), the Executive shall be entitled to the Accrued Compensation (as defined below) and the Company shall also pay a lump sum cash payment (the “Severance Payment”) to the Executive within 30 days after the date of such termination of the Executive’s employment provided that the Executive (x) has executed and delivered to the Company a general release of the Company and its affiliates in the form attached hereto as Exhibit A (the “Release”), and has not revoked the Release, prior to the expiration of such 30-day period, and (y) the Executive is in compliance with the requirements of Sections 4(a), (c) and (d) and in material compliance with Sections 4(b) and (e). Except as otherwise required by Section 22(b), the Severance Payment shall be paid on the first business day following the date on which the Release becomes irrevocable, or if the 30-day period ends in the calendar year next following the calendar year in which the Executive’s employment so terminates, on the first business day of such following calendar year after the Release has become irrevocable. The Severance Payment shall be equal to 300% of the sum of (A) the Executive’s Annual Base Salary and (B) his Deemed Annual Bonus for the Contract Year in which the termination occurs.  In addition, subject to Section 22, the Partnership and the Company shall (pursuant to Company and/or Partnership benefit plans or otherwise) continue to provide all health and welfare Benefits the Executive and his eligible dependents were participating in immediately prior to the Executive’s termination of employment at such level and terms and conditions as in effect on the date of termination (“Continued Coverage”) for each Contract Year through the end of the Contract Term as if the Executive had continued to remain employed through the last day of the Contract Term; provided that if the remaining Contract Term is less than 18 months, the Executive and his eligible dependents shall be entitled to no less than 18 months of Continued Coverage at the same cost the Executive was paying for such coverage immediately prior to his termination date. For the avoidance of doubt, the parties acknowledge and agree that for the purpose of the foregoing sentence “health and welfare Benefits” shall not include any 401(k) plan or other retirement plan, or any employee equity or incentive awards (but Executive may still be eligible to receive equity awards during the Continued Coverage period to the extent he is otherwise eligible in his capacity as a member of the Board of Directors). Notwithstanding anything else in this Section 8(a), the Company and/or the Partnership shall not be required to provide any Continued Coverage with respect to disability insurance unless the Company or the Partnership is able to purchase a policy covering the Executive on a commercially reasonable basis. If and to the extent necessary in order for the Executive to avoid being subject to tax under Section 105(h) of the Code on any payment and/or reimbursement of any health care expenses made to him or his eligible dependents or for his or their benefit pursuant to the preceding sentence the Company shall impute as taxable income to the Executive an amount equal to the excess of (x) the full actuarial cost of the health care benefit coverages provided to him and his dependents thereunder over (y) the portion of such total cost paid for by the Executive or dependents for such period during which such coverages are provided. For these purposes, the Executive’s “Deemed Annual Bonus for the Contract Year” shall be the greater of (i) the Annual Bonus earned by the Executive with respect to the calendar year immediately preceding the Contract Year in which the Executive’s employment terminates (including any year under the Existing Employment Contract, if applicable), or (ii) the average of the Annual Bonuses (if any) earned by the Executive with respect to the three calendar years immediately preceding the Contract Year in which the Executive’s employment terminates (including any year under the Existing Employment Contract, if applicable). Upon any termination under this Section 8(a), the Executive’s equity and/or long-term incentive awards which vest based solely on the passage of time (including any common shares or other equity issued or issuable upon achievement of any applicable performance goals achieved on or prior to the date of termination, including, without limitation, with respect to the Notional Unit Awards) shall fully vest as of the date of termination (including any accrued and unvested dividends thereon) and the transfer and/or sale restrictions on such equity awards shall also lapse as of the date of termination. In addition, upon any termination under this Section 8(a), any equity awards and/or long-term incentive awards for which the performance goals remain outstanding shall vest and be paid and/or delivered in accordance with the applicable award agreement; provided that in all events the Executive shall vest into no less than the number of units or shares the Executive would have received under the applicable award agreement if he remained employed indefinitely multiplied by a fraction the numerator of which is number of days the Executive was employed during the performance period and the denominator is the number of days in the performance period.

(b)     Termination by Death or Disability.  Subject to Section 22, upon the termination of the Executive’s employment by reason of his death or Disability, the Executive shall be entitled to the Accrued Compensation and the Company shall pay to the Executive or to the personal representatives of his estate (i) within thirty (30) days after the termination, a lump-sum amount equal to the amount of Annual Base Salary that would have been due through the end of the Contract Term assuming no early termination had occurred and assuming no increases or decreases in Annual Base Salary, provided that if the remaining Contract Term is less one year, the Executive shall receive a lump sum amount equal to one year of his Annual Base Salary and (ii) on or before the day on which the Executive’s Annual Bonus for the Contract Year in which the termination occurs would have been payable if the termination had not occurred (and assuming achievement of any personal performance goals at 100%), a cash amount equal to the Annual Bonus the Executive would have received for that Contract Year if the termination had not occurred multiplied by a fraction the numerator of which is the number of days in that Contract Year before the date of termination and the denominator of which is 365.  This subsection 8(b) shall not limit the entitlement of the Executive, his estate or beneficiaries to any disability or other benefits then available to the Executive under any life, disability insurance or other benefit plan or policy which is maintained by the Partnership or the Company for the Executive’s benefit. Upon any termination under this Section 8(b), the Executive’s equity and/or long-term incentive awards which vest based solely on the passage of time (including any common shares or other equity issued or issuable upon achievement of any applicable performance goals achieved on or prior to the date of termination, including, without limitation, with respect to the Notional Unit Awards) shall fully vest as of the date of termination (including any accrued and unvested dividends thereon) and the transfer and/or sale restrictions on such equity awards shall also lapse as of the date of termination. In addition, upon any termination under this Section 8(b), any equity awards and/or long-term incentive awards for which the performance goals remain outstanding shall vest and be paid and/or delivered in accordance with the applicable award agreement; provided that in all events the Executive shall vest into no less than the number of units or shares the Executive would have received under the applicable award agreement if he remained employed indefinitely multiplied by a fraction the numerator of which is number of days the Executive was employed during the performance period and the denominator is the number of days in the performance period.

(c)     Termination for Cause or Without Good Reason (other than Retirement).  If the Executive’s employment is terminated by the Company for Cause or by the Executive without Good Reason (other than for Retirement), the Executive shall be entitled to (i) all Annual Base Salary, automobile allowance and all Benefits accrued through the date of termination, (ii) to reimbursement of all unreimbursed business expenses to the extent reimbursable under the Company’s applicable reimbursement policies incurred prior to termination, (iii) to any accrued but unpaid Annual Bonus for a Contract Year prior to the Contract Year in which the Executive’s employment was terminated, (iv) to any vested and earned but unpaid awards under the Company’s equity and/or long-term incentive plans, including, without limitation, with respect to awards granted under the Incentive Award Plan and (v) to any other entitlements, payments or benefits, if any, pursuant to this Agreement or any other applicable Company, Partnership and/or Related Entity plan, policy, program, arrangement or agreement accrued through, and/or vested as of, the date of termination (“Accrued Compensation”). Amounts payable to the Executive under clauses (i) and (ii) above shall be paid no later than 30 days after his date of termination. Amounts or benefits payable or to be provided to the Executive under clause (iv) and (v) above shall be paid or provided at the time or times and in the manner specified in this Agreement or in the applicable plan, policy, program, arrangement or other agreement. Amounts payable to the Executive under clause (iii) shall be paid at the time specified in Section 6(d) above.

(d)     Retirement. Subject to Section 22, upon the termination of the Executive’s employment by reason of Retirement, the Executive shall be entitled to the Accrued Compensation and the Company shall pay to the Executive on or before the day on which the Executive’s Annual Bonus for the Contract Year in which the retirement occurs would have been payable under Section 6(d) above if the retirement had not occurred (and assuming achievement of any personal performance goals at 100%), a cash amount equal to the Annual Bonus the Executive would have received for that Contract Year if the retirement had not occurred multiplied by a fraction the numerator of which is the number of days in that Contract Year before the date of termination and the denominator of which is 365.  If the Executive’s employment terminates upon Retirement, the outstanding long-term incentive and/or equity awards awarded to him during the Contract Term shall continue to vest and be paid and/or delivered in accordance with the terms of the applicable award agreements as if he remained employed indefinitely.

(e)    Assignment of Life Insurance.  Upon any termination of the Executive’s employment hereunder, the Partnership and the Company shall, at Executive’s option (exercisable at any time during the period commencing upon the termination of his employment and ending 90 days thereafter), transfer the life insurance policy described in such Section 10(b) to Executive, for no consideration.

(f)     Survival.  Neither the termination of the Executive’s employment hereunder nor the expiration of the Contract Term shall impair the rights or obligations of any party hereto which shall have accrued hereunder prior to such termination or expiration. The obligations of Section 4 shall, to the extent provided in Section 4, survive the termination or expiration of the Executive’s employment with the Company and, as applicable, shall be fully enforceable thereafter in accordance with the terms of this Agreement. In addition, the provisions of Sections 8 through 24 shall survive any termination or expiration of the Contract Term.

(g)     Mitigation of Damages.  In the event of any termination of the Executive’s employment by the Partnership or the Company, the Executive shall not be required to seek other employment to mitigate damages, and any income earned by the Executive from other employment or self-employment shall not be offset against any obligations of the Partnership or the Company to the Executive under this Agreement. Except as otherwise set forth in Section 8(a) or any clawback policy adopted by the Board of Directors of the Company (whether such policy is adopted (i) in the Board’s reasonable judgment or (ii) as mandated by Dodd-Frank Wall Street Reform and Consumer Protection Act or any other Federal law (and any rules or regulations promulgated thereunder)), there shall be no offset against or recoupment or clawback with respect to the Executive’s entitlements under this Agreement or otherwise on account of any claims the Company and/or the Partnership or any Related Entity may have against the Executive.

9.     Section 280G.

(a)     If any payment, entitlement, distribution or benefit paid or payable to the Executive or provided or to be provided for his benefit under this Agreement or otherwise (including by an entity effecting the change in control) (such payments, entitlements, distribution or benefits collectively referred to as “Payments”) is subject to the excise tax imposed under Code Section 4999, or any similar federal or state law (an “Excise Tax”), then notwithstanding anything in this Agreement or otherwise to the contrary, to the extent that any or all Payments would be subject to the imposition of an Excise Tax, the Payments shall be reduced (but not below zero) if and to the extent that such reduction would result in the Executive retaining a larger amount, on an after tax basis (taking into account federal, state and local income and employment taxes, the imposition of the Excise Tax and any other taxes) than if the Executive received all of the Payments without any reduction thereto (the reduced amount of such Payments is hereinafter referred to as the “Limited Payment Amount”). The Company and/or the Partnership shall reduce or eliminate the Payments, by (i) first, provided such long-term and/or equity awards remain outstanding following any change of control in accordance with Section 9(d) below, by cancelling the accelerated vesting upon a change of control of any long-term and/or equity awards for which the awards do not receive the favorable valuation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c), (ii) second provided such long-term and/or equity awards remain outstanding following any change of control in accordance with Section 9(d) below, by cancelling the accelerated vesting upon a change of control of any long-term and/or equity awards for which the awards receive the favorable valuation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c), (iii) third by reducing or eliminating those payments or benefits (other than any long-term incentive and/or equity awards) which are payable in cash and then by reducing or eliminating non-cash payments such as welfare benefits, (iv) fourth, if clause (i) of this sentence does not apply, by reducing any other long-term incentives and/or equity awards for which the awards do not receive the favorable valuation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c), and (v) fifth, if clause (ii) of this sentence does not apply, by reducing any other long-term incentives and/or equity awards for which the awards do receive the favorable valuation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c). For the avoidance of doubt, any action taken in accordance with the preceding sentence shall be taken in reverse order beginning with the Payments which are to be paid the farthest in time and all Payments that are not subject to calculation under Treas.

Reg. §1.280G-1, Q&A-24(b) or (c) shall be reduced before any Payments that are subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c)).

(b)    All determinations and calculations under Section 9(a) of the Agreement shall be made by an accounting firm or consulting group with experience in performing calculations regarding the applicability of Code Section 280G and the Excise Tax selected by the Company (the “Independent Advisors”). The Company shall pay all fees and expenses of the Independent Advisors. In connection with any such determinations and calculations, the Independent Advisors shall take into account and determine the value of the restrictions under Section 4 above, to the extent consistent with the regulations issued under Section 280G and applicable law. The Independent Advisors shall provide their determinations and calculations, together with detailed supporting documentation, both to the Company and the Executive within 30 days of each event that might give rise to imposition of the Excise Tax (or such earlier time as requested by the Company or the Executive) and, if the Independent Advisors have determined that the Payments must be reduced to the Limited Payment Amount, shall deliver their written opinion to the Executive that he is not required to report an Excise Tax on his federal income tax with respect to the Limited Payment Amount (each, the “Determination”). Within 10 business days of the Executive’s receipt of the Determination, the Executive shall have the right to dispute the Determination (the “Dispute”). The existence of the Dispute shall not in any way affect the right of the Executive to receive the Payments in accordance with the Determination.

(c)    If, after the Payments have been made to the Executive, it is established that the Payments made to, or provided for the benefit of the Executive exceed the limitations provided in Section 9(a) of this Agreement (the amount so in excess, an “Excess Payment”) or are less than such limitations (an “Underpayment”), as the case may be, then the provisions of this Section 9(c) shall apply.

(i)    If, notwithstanding any reduction in the Executive’s Payments initially made pursuant to Section 9(a) above, it is established pursuant to a final determination of a court or an Internal Revenue Service proceeding which has been finally and conclusively resolved, that the Executive is liable for Excise Tax with respect to the Payments so reduced that were made to him and that as a result an Excess Payment has been made to him, any Payments remaining to be paid or provided to him shall be further reduced as provided in Section 9(a) above, and (if still necessary after such further reduction) any Payments already made to the Executive shall be repaid to the Company, to the extent necessary to eliminate the Excise Tax asserted by the Internal Revenue Service to be payable by the Executive, provided, however, that any such further reduction or repayment (A) shall be made only if the Internal Revenue Service has agreed in writing, or if a court has ordered, that such further reduction or repayment will be effective to avoid the imposition of any Excise Tax with respect to the Executive’s Payments as so reduced or repaid, and that no Excise Tax will be imposed against the Executive if such further reduction or repayment is made, and (B) shall be made in the manner described in Section 9(a) above. Any portion of an Excess Payment that the Executive is required to repay pursuant to the preceding sentence shall be repaid to the Company within 20 days following the determination that repayment of such portion of the Excess Payment is required.

(ii)    In the event that it is determined by (x) the Independent Advisors, the Company or the Partnership (which shall include the position taken by the Company and the Partnership, or together with its consolidated group, on its federal income tax return) or the Internal Revenue Service, (y) pursuant to a determination by a court, or (iii) upon the resolution to the satisfaction of the Executive of the Dispute, that an Underpayment has occurred, the Company shall pay an amount equal to the Underpayment to the Executive on the later of (i) 10 days after such determination or resolution together with interest on such amount at the applicable federal short-term rate, as defined under Code Section 1274(d) as in effect on the first date that such amount should have been paid to the Executive under this Agreement from such date until the date that such Underpayment is made to the Executive and (ii) the time period such Payment would otherwise have been paid or provided to the Executive absent the application of Section 9(a). The Company, the Partnership and the Executive acknowledge that given the timing of certain parachute payments it may be determined that the reduction in Section 9(a) applies and then because of a subsequent Payment, such as severance, that the reduction would not apply. Upon the determination that a reduction which applied previously no longer applies, the Executive shall receive the payment of the Underpayment as provided in the preceding sentence.

(d)    The acceleration of the vesting of any long-term incentive and/or equity award shall not be subject to cancellation under clauses (i) or (ii) of the second to the last sentence of Section 9(a) above unless any such award continues to vest and be payable at the same times as it would have vested and been payable under the terms of the applicable plans and award agreements in effect immediately prior to the change of control (and in a manner which substantially preserves the economic entitlements and/or benefits of such awards for the Executive) other than terms providing for acceleration of vesting upon a change of control. In this regard, the Company and the Partnership agree to use commercially reasonable efforts to provide for such continued vesting and payment following a change of control (it being understood that if such continued vesting and payment is not provided in connection with a change in control then, to the extent applicable, Section 9(a)(iv) shall apply rather than Section 9(a)(i), and Section 9(a)(v) shall apply rather than Section 9(a)(ii)).

10.     Insurance.

(a)     Officers and Directors Fiduciary Liability Insurance:  During the Executive’s employment hereunder, the Company shall maintain, at its expense, officers and directors fiduciary liability insurance that would cover the Executive in an amount, and on terms and conditions, no less favorable to the Executive than the amount and the terms and conditions applicable to any other member of the Board of Directors of the Company, any other trustee of the General Partner of the Partnership or any other executive officer of the Company and/or the Partnership.

(b)     Term Life Insurance:  During the Executive’s employment hereunder, and for a period of ninety (90) days thereafter, the Company shall maintain in force a term life insurance policy on the Executive in the face amount of $5 million.  If the Executive’s employment is terminated on or prior to the expiration of the Contract Term or pursuant to Section 24 (other than by reason of the Executive’s death, a termination by the Company for Cause or a termination by the Executive without Good Reason (other than for Retirement)), the Company shall pay, prior to the expiration of the ninety (90) period described in the preceding sentence but subject to Section 22(b)(2) below, either to the Executive or, on behalf of the Executive, to the issuer(s) of such life insurance policy(ies), an amount sufficient to pay the premiums to maintain such policy(ies) in force for the remainder of the Contract Term.

The Company shall be liable for the Company Percentage (as described in Section 6(g)) of the annual premium for such term life insurance policy and the Partnership shall be liable for the remainder of such premium.  The beneficiary of such insurance shall be designated, from time to time, by the Executive in his sole and absolute discretion.

11.     Disputes and Indemnification.

(a)     Any dispute or controversy arising under, out of, in connection with or in relation to this Agreement shall, at the election and upon written demand of any party to this Agreement, be finally determined and settled by arbitration in the City of Greensboro, North Carolina in accordance with the Commercial Arbitration rules and procedures of the American Arbitration Association, and judgment upon the award may be entered in any court having jurisdiction thereof.

(b)     The Partnership and/or the Company shall promptly pay as incurred, to the full extent permitted by law, all legal fees and expenses which the Executive may reasonably incur as a result of any contest (regardless of the outcome thereof) by the Partnership, the Company, the Executive or others of the validity or enforceability of, or liability under, any provision of this Agreement.

(c)     The Company and the Partnership agree that if the Executive is made a party, or is threatened to be made a party (including as a witness), to any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he is or was a director, trustee, officer or employee of the Company or the Partnership or is or was serving at the request of the Company or the Partnership as a director, officer, member, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether or not the basis of such Proceeding is the Executive’s alleged action in an official capacity while serving as a director, trustee, officer, member, employee or agent, the Executive shall be indemnified and held harmless by the Company and the Partnership to the fullest extent legally permitted, against all cost, expense, liability and loss (including, without limitation, attorney’s fees (including those incurred to enforce the Executive’s rights under this Section 11), judgements, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Executive in connection therewith, and such indemnification shall continue as to the Executive even if he has ceased to be a director, trustee, officer, member, employee or agent of the Company or the Partnership or other entity and shall inure to the benefit of Executive’s heirs, executors and administrators.  The Company and/or the Partnership shall advance to the Executive all reasonable costs and expenses incurred by him in connection with a Proceeding within 20 days after receipt by them of a written request for such advance.  Such request shall include an undertaking by the Executive to repay the amount of such advance, without interest, if it shall ultimately be determined that he is not entitled to be indemnified against such costs and expenses. The rights of the Executive under this Section 11(c) shall be in addition to, and not in lieu of, any other rights the Executive may have to be indemnified and advanced expenses.

12.     Binding on Successors.

This Agreement shall be binding upon and inure to the benefit of the Partnership, the Company, the Executive and their respective successors, assigns, personal and legal representatives, executors, administrators, heirs, distributees, devisees, and legatees, as applicable. The Executive agrees that he shall not assign, or transfer any of his rights under this Agreement; provided that in the event of the Executive’s death while any payment, benefit or entitlement is due to him under this Agreement, such payment, entitlement or benefit shall be paid or provided to the Executive’s designated beneficiaries or if there is no such beneficiary, to his estate. No rights or obligations of the Company and/or the Partnership under this Agreement may be assigned by the Company or the Partnership, without the prior written consent of the Executive, except that such rights or obligations may be assigned or transferred pursuant to a merger or consolidation in which the Company is not the continuing entity or a sale or liquidation or other disposition of all or substantially all of the assets of the Company, provided that the assignee or transferee is the successor to all or substantially all of the assets of the Company and assumes as of the closing of such transaction the liabilities, obligations and duties of the Company and the Partnership (and to the extent applicable any Related Entity) under this Agreement. In addition, if the Company and/or the Partnership enters into a definitive agreement for a transaction, which if consummated, would result in a Change of Control, the Company and the Partnership, as applicable, will require the definitive agreement to include an assumption on the part of the assignee, transferee or successor entity (or entities), effective immediately upon the closing of such transaction, of all of the liabilities, obligations and duties of the Company and the Partnership (and to the extent applicable any Related Entity) under this Agreement, any other agreement between the Executive and the Company and/or the Partnership and any other plan or arrangement relating to the Executive’s compensation (in each case, on terms and conditions no less favorable to the Executive than applicable to him immediately prior to the closing of such transaction).

13.     Governing Law.

This Agreement shall be governed, construed, interpreted and enforced in accordance with the substantive laws of the State of North Carolina, without reference to principles of conflicts or choice of law under which the law of any other jurisdiction would apply.

14.     Validity.

The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

15.     Notices.

Any notice, request, claim, demand, document and other communication hereunder to any party shall be effective upon receipt (or refusal of receipt) and shall be in writing and delivered personally or sent by a nationally recognized overnight courier or by certified or registered mail, postage prepaid, as follows:

(a)	If to the Partnership, to:
Tanger Properties Limited Partnership
3200 Northline Avenue, Suite 360
Greensboro, NC 27408
Attn:  Chief Financial Officer and General Counsel

(b)	If to the Company, to:
Tanger Factory Outlets Centers, Inc.
3200 Northline Avenue, Suite 360
Greensboro, NC 27408
Attn:  Chief Financial Officer and General Counsel

(c)	If to the Executive, to:
Mr. Steven B. Tanger
50 South Pointe Drive
Apt. 2802 North Tower
Miami Beach, FL 33139

or at any other address as any party shall have specified by notice in writing to the other parties.

16.     Counterparts.

This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

17.     Entire Agreement.

As of the Effective Date, the terms of this Agreement are intended by the parties to be the final expression of their agreement with respect to the employment of the Executive by the Partnership and the Company during the Contract Term and may not be contradicted by evidence of any prior or contemporaneous agreement.  The parties further intend that this Agreement shall constitute the complete and exclusive statement of its terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding to vary the terms of this Agreement. As of the Effective Date, this Agreement terminates and supersedes any and all prior agreements and understandings (whether written or oral) between the parties with respect to the subject matter of this Agreement, including, without limitation, the Existing Employment Contract other than Section 7(g) (“Special Stock Incentive Awards”) of the Existing Employment Agreement, the applicable definitions used in such Section 7(g), and Section 12 (with respect to any matter covered under such Section as of the Effective Date). Any Company and/or Partnership plan, policy, arrangement or agreement (other than this Agreement) that relates to the subject matter of this Agreement shall be consistent with the terms of this Agreement. The Executive acknowledges and agrees that neither the Company nor anyone acting on its behalf has made, and is not making, and in executing this Agreement, the Executive has not relied upon, any representations, promises or inducements except to the extent the same is expressly set forth in this Agreement.

18.     Amendments; Waivers.

This Agreement, including Exhibit A attached hereto, may not be modified, amended, or terminated except by an instrument in writing, signed by the Executive, a member of the Partnership and a disinterested director of the Company.  By an instrument in writing similarly executed, the Executive or the Company and the Partnership may waive compliance by the other party or parties with any provision of this Agreement that such other party was or is obligated to comply with or perform, provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure.  No failure to exercise and no delay in exercising any right, remedy, or power hereunder preclude any other or further exercise of any other right, remedy, or power provided herein or by law or in equity.

19.     No Effect on Other Contractual Rights.

Notwithstanding Sections 7, 8 or 17, the provisions of this Agreement, and any other payment provided for hereunder, shall not reduce any amounts otherwise payable to the Executive under any other agreement between the Executive and the Partnership and the Company, or in any way diminish the Executive’s rights under any employee benefit plan, program or arrangement of the Partnership or the Company to which he may be entitled as an employee of the Partnership or the Company.

20.     No Inconsistent Actions.

The parties hereto shall not voluntarily undertake or fail to undertake any action or course of action inconsistent with the provisions or essential intent of this Agreement.  Furthermore, it is the intent of the parties hereto to act in a fair and reasonable manner with respect to the interpretation and application of the provisions of this Agreement.

21.     Legal Fees.

The Company and/or the Partnership agree to pay all legal fees and expenses incurred by the Executive in negotiating this Agreement promptly upon receipt of appropriate statements therefor.

22.     Section 409A.

(a)     The parties acknowledge and agree that, to the extent applicable, this Agreement shall be interpreted in accordance with, and the parties agree to use their best efforts to achieve timely compliance with, Section 409A.  The Company and the Partnership agree that, to the extent permitted under Section 409A, they shall cooperate to modify any of the provisions of this Agreement (and of any agreement evidencing any award to the Executive under any plan referred to hereunder), either at the reasonable request of the Executive, or as the Company or the Partnership may propose, in any such case to the extent necessary to comply with all applicable requirements of, and to avoid the imposition on the Executive of any additional tax, interest and penalties under, Code Section 409A in connection with the payments and benefits to be paid or provided to the Executive pursuant to this Agreement. Any such modification shall be intended to maintain the original intent and economic benefit to the Executive of the applicable provision of this Agreement, to the maximum extent reasonably possible without violating any applicable requirement of Section 409A. No provision of this Agreement shall be interpreted or construed to transfer any liability for failure to comply with the requirements of Section 409A from the Executive or any other individual to the Company and/or the Partnership or any of their respective affiliates, employees or agents unless such liability arises as a result of the Company’s, the Partnership’s or any of their respective affiliates’ material breach of this Agreement or any other agreement or plan.

(b)     Notwithstanding any provision to the contrary in this Agreement:

(1)    No amount shall be payable pursuant to Sections 8(a) or (b), Section 10(b), Section 24 or any other provision in this Agreement providing for a payment upon termination of employment and which is properly treated as a deferral of compensation under Section 409A (after taking into account all exclusions applicable to such payment under Section 409A) unless the termination of the Executive’s employment constitutes a “separation from service” within the meaning of Section 1.409A-1(h) of the Department of Treasury Regulations (and as determined by applying the default presumptions in Section 1.409A-1(h)(1)(ii) of such regulations) with respect to both the Company and the Partnership and, in such case, the date of such “separation from service” shall be treated as the date of the Executive’s termination of employment for purposes of determining the time of payment of any amount that becomes payable to the Executive hereunder upon the Executive’s termination of employment; and

(2)    If the Executive is deemed at the time of his separation from service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i), to the extent delayed commencement (any such delayed commencement, a “Payment Delay”) of any portion of the termination benefits to which the Executive is entitled under this Agreement (after taking into account all exclusions applicable to such termination benefits under Section 409A), including, without limitation, any portion of the additional compensation awarded pursuant to Section 8,Section 10 or Section 24, is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i), such portion of the Executive’s termination benefits shall not be provided to the Executive prior to the earlier of (A) the expiration of the six-month period measured from the date of the Executive’s “separation from service” with the Company (as such term is defined in the Department of Treasury Regulations issued under Section 409A) or (B) the date of the Executive’s death.  Upon the earlier of such dates (the “Delayed Payment Date”), all payments deferred pursuant to this Section 22(b)(2) shall be paid in a lump sum to the Executive, and any remaining payments due under the Agreement shall be paid as otherwise provided herein. Any payment subject to the Payment Delay shall be credited with interest for the period during which such payment is delayed pursuant to the Payment Delay at a rate equal to the then current borrowing rate on the Company’s unsecured line of credit that is used for daily cash management by the Company as in effect on the date of the Executive’s “separation from service” (the “Daily Cash Rate”) and, to the extent any payment subject to the Payment Delay is not paid on the Delayed Payment Date, such payment shall be credited with interest at a rate equal two times the Daily Cash Rate for the period commencing with the day after the Delayed Payment Date and ending on the date such payment is made (unless such non-payment is required by applicable law, rule or regulation, in which case such payment shall continue to be credited with interest at the Daily Cash Rate); and

(3)    The determination of whether the Executive is a “specified employee” for purposes of Section 409A(a)(2)(B)(i) as of the time of his separation from service shall be made by the Company in accordance with the terms of Section 409A and applicable guidance thereunder (including without limitation Section 1.409A-1(i) of the Department of Treasury Regulations and any successor provision thereto).

(c)    For purposes of Section 409A, the Executive’s right to receive installment payments shall be treated as a right to receive a series of separate and distinct payments; and

(d)    To the extent that reimbursements or other in-kind benefits under this Agreement are properly treated as a deferral of compensation under Section 409A (after taking into account all exclusions applicable to such payment under Section 409A), (i) all such expenses or reimbursements hereunder shall be made on or prior to March 15th of the taxable year following the taxable year in which such expense was incurred by the Executive, (ii) any right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for any other benefit, and (iii) no reimbursement, expenses eligible for reimbursement, or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.

23.     Disparagement.

From the Effective Date forward, the Executive shall not make, and shall not cause or direct any person or entity to make, any disparaging or untrue comments or statements, whether written or oral, about the Company or any Related Entity (or any shareholder, member, director, manager or officer thereof). From the Effective Date forward, the Company and any Related Entity shall not make, and shall not cause or direct any person or entity to make, any disparaging or untrue comments or statements, whether written or oral, about Executive. “Disparaging” comments or statements include such comments or statements which discredit, ridicule, or defame any person or entity or place such person or entity in a negative light or impair the reputation, goodwill or commercial interest thereof. Nothing herein or otherwise shall preclude the Executive, the Company or any Related Entity from making truthful statements that are reasonably necessary to comply with applicable law, regulation or legal process, or to defend or enforce the Executive’s and/or the Company’s or the Partnership’s rights under this Agreement or any other agreement between or among the parties hereto. In all events, the Company and the Partnership agree that if the Executive’s employment terminates for any reason any internal or public announcement of such termination shall be provided to the Executive for his review and comment no later than two (2) business days prior to such announcement being made. The Company and the Partnership agree to consider in good faith reasonable comments provided by the Executive no later than one (1) business day prior to such announcement being made.

24.     Expiration of the Contract Term.

If the Company does not offer the Executive a new employment agreement on terms and conditions substantially similar to the terms and conditions of this Agreement (and is willing to execute same in a timely manner) no later than 90 days’ prior to the expiration of the Contract Term, assuming the Executive was ready and willing to continue to provide services, the Executive’s employment shall automatically terminate on the last day of the Contract Term and such termination shall be treated as a termination without Cause under Section 8(a) of this Agreement and a termination without Cause for the purposes of any other agreement, plan or policy of the Company and/or the Partnership, provided that upon termination of the Executive’s employment pursuant to this Section 24 the cash severance under Section 8(a) of this Agreement shall be 100% (instead of 300%) times the sum of (A) the Executive’s Annual Base Salary and (B) his Deemed Annual Bonus for the Contract Year in which the termination occurs. For the avoidance of doubt, the Executive shall also be entitled to any earned Annual Bonus for the last full Contract Year of the Contract Term in accordance with the applicable Annual Bonus plan, with any personal performance goals deemed to be earned at 100%, payable in accordance with Section 6(d).

25.    Withholding.

Except as otherwise set forth in Section 9 above, the Company, the Partnership and any Related Entity shall be entitled to withhold from any amounts payable under this Agreement, any federal, state, or local withholding or other taxes which the Company, the Partnership or the Related Entity is required to withhold pursuant to applicable law. The Company, the Partnership and any Related Entity shall be entitled to rely on an opinion of independent tax counsel if any questions as to the amount or requirement of withholding shall arise.

26.    Clawback; Recoupment; Anti-Hedging.

The Executive agrees that he will be subject to any compensation clawback, recoupment, and anti-hedging policies adopted prior to his termination of employment that may be applicable to the Executive as an executive of the Company, the Partnership or any Related Entity, as in effect from time to time and as approved by the Board of the Directors of the Company or the Compensation Committee of the Board, and in this regard, the Company and the Partnership agree that any such policy shall be applied to the Executive consistent with how such policy is applied to other senior executives of the Company, the Partnership or any Related Entity with respect to the same subject matter. The rights contained in this section shall be in addition to, and shall not limit, any other rights or remedies that the Company, the Partnership or any Related Entity may have under law or in equity.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

EXECUTIVE

/s/ Steven B. Tanger
Steven B. Tanger

TANGER FACTORY OUTLET CENTERS, INC., a North Carolina Corporation

By:	/s/ Allan L. Schuman
Allan L. Schuman
Chairperson, Compensation Committee of the Board of Directors

TANGER PROPERTIES LIMITED PARTNERSHIP a North Carolina Limited Partnership
By:    TANGER GP TRUST, its sole General Partner

By:	/s/ James F. Williams
	Name:	James F. Williams
	Title:	Vice President

The Partnership and the Company hereby jointly and severally guarantee to the Executive the prompt payment in full of the compensation owed hereunder by the other.

TANGER FACTORY OUTLET CENTERS, INC., a North Carolina Corporation

By:	/s/ James F. Williams
	Name:	James F. Williams
	Title:	Senior Vice President, Chief Financial Officer

TANGER PROPERTIES LIMITED PARTNERSHIP a North Carolina Limited Partnership
By:    TANGER GP TRUST, its sole General Partner

By:	/s/ James F. Williams
	Name:	James F. Williams
	Title:	Vice President

Exhibit A

RELEASE AGREEMENT

In exchange for Tanger Properties Limited Partnership (the “Partnership”) and Tanger Factory Outlet Centers, Inc. (the “Company”), agreeing to pay me the Severance Amount pursuant to the terms and conditions in Section 8(a) (or Section 24) of my Amended and Restated Employment Agreement with the Company dated as of December 14, 2016, as amended in accordance therewith (the “Employment Agreement”), I agree to the terms of this Release Agreement (the “Release”). Each capitalized term used but not defined herein shall have the meaning set forth in the Employment Agreement.
1.Release.
(a)I hereby generally and completely release, to the fullest extent permitted by applicable law, the Partnership, the Company and each of their respective current and former subsidiaries, directors, officers, employees, shareholders, agents, attorneys, predecessors, successors, insurers, affiliates, and assigns (collectively, the “Released Parties”), from any and all claims, liabilities and obligations, both known and unknown, that arise out of or are in any way related to events, acts, conduct, or omissions occurring prior to my signing this Release. This general release includes, to the fullest extent permitted by law, but is not limited to: (i) all claims arising out of or in any way related to my employment with the Partnership, the Company, or any of their affiliates; (ii) all claims related to my compensation or benefits from the Partnership, the Company, or any of their affiliates, including wages, salary, bonuses, commissions, vacation pay, expense reimbursements, severance pay, fringe benefits, stock, stock options, or any other ownership interests; (iii) all claims for breach of contract and breach of any implied covenant of good faith and fair dealing; (iv) all tort claims, including without limitation claims for fraud, defamation, and emotional distress; and (v) all federal, state, and local statutory claims, including without limitation claims for discrimination, harassment, retaliation, attorneys’ fees, or other claims arising under the federal Civil Rights Act of 1964 (as amended), the federal Americans with Disabilities Act of 1990, the federal Age Discrimination in Employment Act of 1967 (as amended) (“ADEA”), the federal Worker Adjustment and Retraining Notification Act (as amended) and similar laws in other jurisdictions, the Employee Retirement Income Security Act of 1974 (as amended), the Uniformed Services Employment and Reemployment Rights Act (“USERRA”) and any other laws related to veteran status, and the Family and Medical Leave Act of 1993 (“FMLA”) and any similar laws in other jurisdictions; provided, however, that this Release does not waive, release or otherwise discharge any claim or cause of action arising after the date I sign this Agreement. Notwithstanding the foregoing, I am not releasing any claims or rights with respect to (i) any payments, entitlements or obligations due to me under the Employment Agreement or any other agreement between me and the Company, the Partnership and/or any Released Party on or following my date of termination of employment, including those which expressly survive the termination or expiration of the Contract Term (as defined in the Employment Agreement) as set forth in the Employment Agreement, (ii) any accrued and/or vested benefits pursuant to any plan, policy or agreement with or among the Company, the Partnership and/or any Released Party that are to be provided to me following the end of employment per the terms of such plan, policy or agreement, (iii) indemnification (including, without limitation, advancement of expenses) whether pursuant to the Employment Agreement, the corporate governance documents of the Company, the Partnership or any Related Entity (as defined in the Employment Agreement) or pursuant to applicable law, (iv) coverage under any applicable directors’ and officers’ liability insurance policies, including pursuant to Section 10(a) of the Employment Agreement, (v) any rights that cannot be waived by applicable law, and (vi) being a shareholder of the Company, the Partnership or any Related Entity (including any rights with respect to shares held through a trust or similar arrangement).

(b)I also agree not to become a member of any class in a case in which claims are asserted against any of the Released Parties based on events which occurred prior to me signing this Release. If, without my prior knowledge and consent, I am made a member of a class in any such proceeding, I agree to opt out of the class as soon as possible.

(c)This Release includes a release of claims of discrimination or retaliation on the basis of workers’ compensation status, but it does not include workers’ compensation claims. However, I hereby affirm that I have no known work related injuries or occupational diseases as of the date I sign this Release that have not been previously reported to the Company in writing.

(d)This Release does not limit any right to file a charge with or participate in an investigation conducted by the Equal Employment Opportunity Commission (“EEOC”) or any state or local fair employment practices agency. I waive, however, any right to any monetary recovery or other relief should the EEOC or any other agency pursue a claim on my behalf. Nothing in this Release prohibits me from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission, the Congress, and any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation. I do not need the prior authorization of the Company to make any such reports or disclosures and I am not required to notify the Company that I have made such reports or disclosures.

(e)I acknowledge and represent that I have not suffered any unlawful discrimination, harassment, retaliation, or other unlawful treatment by any Released Party. I also acknowledge and represent that I have not been unlawfully denied any rights by any Released Party including, but not limited to, rights to a leave or reinstatement from a leave under the FMLA, USERRA, or any similar law of any jurisdiction. I also acknowledge and represent that I have been fully and properly paid for my work for the Partnership, the Company and their affiliates to date.

2.ADEA. I agree that I am voluntarily executing this Release. I acknowledge that I am knowingly and voluntarily waiving and releasing the rights I have under the ADEA, as amended by the Older Workers Benefit Protection Act of 1990, and that the consideration given for this Release is in addition to anything of value to which I was already entitled. Consistent with the ADEA, I further acknowledge that: (a) my waiver and release in this Release does not apply to any rights or claims that may arise after the date I sign this Release; (b) I have been advised to consult with an attorney prior to signing this Release; (c) I have twenty-one (21) days from the date that I receive this Release to consider the release; (d) I have seven (7) calendar days after I sign this Release to revoke it (“Revocation Period”) by sending my revocation in writing to the Company as set forth in Section 15 of the Employment Agreement; and (e) this Release will not be effective until I have signed it and returned it to the Company (at the address provided in the previous subsection) and the Revocation Period has expired (the “Release Effective Date”).

3.Applicable Law and Forum. This Release shall be construed and enforced under and in accordance with the laws of the State of North Carolina, without regard to its conflict of rule principles. Any dispute or controversy arising under, out of, in connection with or in relation to this Release shall, at the election and upon written demand of any party to this Release, be finally determined and settled by arbitration in the City of Greensboro, North Carolina in accordance with the Commercial Arbitration rules and procedures of the American Arbitration Association, and judgment upon the award may be entered in any court having jurisdiction thereof.

4.Entire Agreement. This Release and the Employment Agreement embody the entire and final agreement on the subject matter stated in this Release. No amendment or modification of this Release shall be valid or binding unless made in writing and signed by me and the Company. Each provision in this Release is separate, distinct and severable from the other provisions of this Release and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of any other provision.

I UNDERSTAND THAT THIS RELEASE INCLUDES A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS EXCEPT FOR THOSE CLAIMS NOT RELEASED BY ME HEREIN.

Steven B. Tanger	Date